EXHIBIT A

to the

American Funds College Target Date Series

Amended and Restated Multiple Class Plan

Fund	Effective Date
American Funds College 2042 Fund	March 15, 2024
American Funds College 2039 Fund	March 26, 2021
American Funds College 2036 Fund	January 1, 2021
American Funds College 2033 Fund	January 1, 2021
American Funds College 2030 Fund	January 1, 2021
American Funds College 2027 Fund	January 1, 2021
American Funds College Enrollment Fund	January 1, 2021